Exhibit 17.2

Thomas Hallagan [e-mail address omitted] 02/03/2009 06:46 PM	To Jared Morris [e-mail address omitted], Austin Young [e-mail address omitted] cc James O’Bannon [e-mail address omitted] Subject Call Notes

Gents –

The attached is documentation I used for our call today.

This is not for distribution. It is for your eyes only and is being sent to ensure that I have communicated information necessary to file the 8K accurately to you.

Thank you,

Tom

Thomas Hallagan

[e-mail address omitted]

[The following is the contents of the memorandum attached to Mr. Hallagan’s e-mail.]

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Draft prepared on the date my adjusted minutes e-mail was sent to fellow board members.

Substantially all the issues had been previously addressed with other directors. Held a private conversation with the Audit chair on the phone in January reiterating my concerns.

Memo was not sent because I did not believe I had support or interest from the rest of the board to address the issues substantively. There is simply a style difference among board members view of management oversight that would not shift.

My election given Allen’s tight management of the people and processes was to: 1) not seek re-election rather than to try to reorient the group; and 2) inform the audit chair of my concern for fraud or misconduct.

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January 14, 2009

Gentlemen –

In response to my suggestion for the proposed minute changes today, Todd Walker shot back a four-letter e-mail response that read: “YYYY.”

Aside from my surprise at the inappropriateness of Todd’s responding, it prompted me to respond further to the fellow board members to the question “Why” I clearly am paying close attention right now.

The short answer is that in the era of rampant fraud in the sub-prime market, Bernie Madoff’s fraudulent ponzi scheme, and the worst financial meltdown seen by any of us, I am concerned about functioning at Amerisafe. Since we each have fiduciary duty and personal liability, I am detailing my concerns for you to consider in your own right. Most of these are not new to you, but I wanted to aggregate all of them in writing with the hope that it may spark discussion.

Investment Committee Minutes – August meeting

Event:	I reported to the board in August that the Investment Committee supported management’s desire to explore bringing fixed income management in-house.

Action:	Board minutes expressed that exact sentiment while Investment Committee minutes stated differently. They said that Management had been given the go-ahead to commence staffing. When I requested at the November Investment meeting for the Investment minutes to reflect the board minutes, I met resistance from management.

Since the point was not of consequence as staffing had not occurred, the minutes were unanimously approved. In short, it did not matter to me that I thought the minutes wrong. More importantly to me, Management agreed to the request for prompt delivery of minutes after each meeting.

For your reference, November Committee minutes were sent in about one month while November board minutes were sent in about two months after the meeting. I will let you decide how well your memory can recall events in that amount of time.

November board minutes accuracy

Event:	The board refused to provide a motion for Management to bring fixed income management in house without further board input. As a result, management agreed to provide the board with a plan for bringing fixed income management in-house before commencing.

Action:	Board minutes omitted management’s agreement and erroneously included a resolution allowing management the ability to do whatever they wanted relating to fixed income management in-house.

Conflict resolution – November meeting

Event:	Allen was in conflict with the role of the Investment Committee, more specifically, me.

Action:	Rather than approach me privately about resolution, he conducted a public match. Out of context comments of management’s competencies made by me were cited.

My checkbook investment speaks volumes about my faith in management’s competence. The oddness of the approach raises my concern that more is going on than meets the eye.

Investment Committee Status

Event:	Millard wants to end the Investment Committee because it is “too focused on details.”

Action:	Investment Committee minutes show Millard’s request for detail.

Desire to shut down oversight in the current era has a peculiar feel to me. Millard’s ongoing desire for detail leads me to wonder if this is an attempt to move to oversight in an ad-hoc manner.

Father / Son Conflict

Event:	Millard wants to end the Investment Committee.

Action:	Evaluation is sent to his son’s committee for a recommendation.

While I have the highest regard for both men, the obvious conflict is important to note. Dad wants it and what is the cost to son in the decision to aid, or not.

CIO Firing – April Meeting

Event:	In April, I reflected to the Investment Committee concern that the A-team performance we hired from SAA for our outsourced CIO work had slipped to C-team performance. Others agreed and the request to management was that they discuss with SAA how to restore the A-team performance.

Action:	Management’s response was to fire SAA as CIO soon after the meeting. Management makes the claim they were following Investment Committee direction.

Stock buy-back – August meeting

Event:	The board directed management that there was interest in a stock buyback at a bargain price of around 1.2 times book value.

Action:	None of this direction was recorded in minutes. Approximately six weeks later, a special meeting was called to have the board consider a buyback of the C’s and D’s at a buyback at an investment banker’s discount to the $21 (1.6x book) buyback price.

My observation was that management didn’t like the direction when given in August and that they simply ignored it for purposes of the minutes and business endeavors. I get the clear message on many items that management believes they know better and that the board is an encumbrance to be managed.

Management’s monetization of stock

Event:	Allen was given stock in March and discussion was held about selling shares and that 10.b.5 plans in amounts up to $500,000 were acceptable

Action:	I believe we requested Allen to sell in order to send the message of acceptability to other members of management. When I raised the question of what has unfolded with Allen 6 months later, he stated that it was an option not a request. Others on the Comp Committee agreed with Allen’s assessment. Without getting into the dialogue of who was right, it is another place of minutes not addressing events. It is also a place where Allen clearly voiced his concern about the effect that any of his sales would have on stock price. Again, an example of where management projects that they know better.

Stock Grants – Sidestepping Governance Process

Event:	Stock grant approval to Janelle was needed.

Action:	I have long held that stock grants were not a number, they were a package off economic value that, in large part, was driven of the book multiple at the time of the grant versus the exercise price. Allen long held it was a function of Black-Scholles. Each time a request arose, he and I would have intense discussions.

At the time of Janelle’s grant, rather the approach the Comp Committee members first, Allen approached the full board. Seven people said ok while I said I would not support circumventing normal process in order that we could have a dialogue of all the Comp Committee.

Stock Grants – Number of shares / dollar value of grant

Event:	75,000 Stock options were granted to Janelle priced at the closing price on the first day of open trading.

Action:	No consideration was given relating book value to the exercise price.

In the August board meeting, Millard and Shawn opined that in their opinions, fair value for our stock was 1.35x current book.

In my observation of trading around the time in question, Janelle could have as easily been given options at $13 (book value) as $19 (1.5x book value.) The economic spread between these values to Janelle was $450,000.

I believe I may be alone in my opinion that this creates major problems. Recipients are left to watch the luck of the draw of pricing on a given day. AMSF stock has fluctuated as much on market events as it has on Company information.

An individual’s new grant exercise pricing may also draw comparative ire from other grantees who may have received less advantageous book value multiple grants.

Management is well aware that 1.0x book grants have a lot more juice in them than 2.0x book grants. Nevertheless, discussion of a structure to consider that fact was dismissed in committee.

I believe adoption of grant value is achievable, explainable, and important if we want to use stock as a compensation tool.

New Building Expansion – Lack of analysis

Event:	Management asked for an approval to spend money to expand the building.

Action:	When asked if the cost included furnishings, the figure management provided did not, and had not been considered. When asked how much the business could expand before the building would be full, management stated that they had not considered that, but 20% seemed like a reasonable guess. Return on investment, break-even analysis and other customary capital request items were not provided.

In short, the completed cost amount was unknown and no discussion was held as to whether a 20% buffer was sufficient or insufficient for future growth. The board approved.

The point of this item is that alongside sophisticated insurance operations, other areas in the company are unsophisticated.

Equities

Event:	At least a year ago, management determined that indexing mid to large cap equities and hiring an active small cap manager was the desired approach. The plan and the selection of the small cap manager was submitted to and approved by the Investment Committee.

Action:	Management decided on their own to: 1) begin selecting their own stocks and purchased Seabright; 2) Fire the small cap manager; and 3) drop equity levels below guidelines.

Conclusion

While it was not at all in Todd’s place to respond “Why, Why, Why, Why” the answer is obvious. It is because I believe that we have a great deal of room for important improvement in many areas. Nevertheless, acquiescing to shortcomings exposes each of us to personal liability.

All the items above were included to detail for you the facts behind my concern that process is not working well at the company. “The ends justifies the means” (Machiavelli) keeps popping into my head as acceptable behavior. Behavior was so strange that I did vocalize my concern for fraud or misconduct to the audit chairman.

Knowing each of you as I do, I do not believe you find that behavior acceptable. I bring these to your attention in the hopes that we might all discuss if we need a cleaner organization. The path to that end is unclear to me. My observation on the most significant help was the outside consultant that worked with management and their 360 degree reviews last year.

The structure of our board also has a number of concerns for me. All of us except Austin and Shawn fall into some interconnected web. While the web passes SEC muster, I believe that the tightness of that interconnected web may well be getting in the way of impartial board oversight. It is also worth noting that there are the “in-town” and “out of town” board members. I have often wondered how much gets decided by the in-towners before the out of towners arrive.